SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Voyager Learning Company
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

077852-10-1
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with resepct to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: San Francisco Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: CO

(1)   In its capacity as the sole general partner of SPO Advisory Partners, L.P.; and in its capacity as the sole general partner of SF Advisory Partners, L.P.

(2)   Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

Page 7 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: Bill and Susan Oberndorf Foundation
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: CO

(1)   Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

Page 8 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: William and Susan Oberndorf Trust, dated 10/19/98
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: OO

(1)   Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

Page 9 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: IN

Page 10 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: IN

Page 11 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: IN

Page 12 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: IN

Page 13 of 17

CUSIP No. 077852-10-1
1	Name of Reporting Person: Oberndorf Family Partners
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, William E. Oberndorf.

Page 14 of 17

             This Amendment No. 6 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 19, 2003, as amended February 20, 2003, March 3, 2003, March 10, 2003, August 7, 2003 and August 12, 2008. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

                As described in Item 4 below the Reporting Persons ceased to beneficially own any Shares of the Issuer on December 8, 2009.

Item 4.	Purpose of Transaction.

                Item 4 is hereby amended to add the following:

                On December 8, 2009, the Issuer was acquired by Cambium Learning Group, Inc., pursuant to an Agreement and Plan of Mergers, dated as of June 20, 2009, by and among Vowel Acquisition Corp., Issuer, Cambium Learning Group, Inc., VSS-Cambium Holdings II Corp., Consonant Acquisition Corp., and Vowel Representative, LLC (as amended, the “Merger Agreement”). All Shares of the Issuer held by the Reporting Person at the time of the merger were exchanged for merger consideration pursuant to the Merger Agreement. The merger consideration consists of the right to receive, at the election of each stockholder, either (i) $6.50 in cash, without interest, or (ii) one (1) share of common stock of Cambium Learning Group, Inc., plus, regardless of the election made, additional consideration consisting of cash and a contingent value right, as described in the Merger Agreement. The amount of cash available to satisfy cash elections by the Issuer’s stockholders will be determined by a formula that is primarily dependent on the cash that was generated by the Issuer prior to the Effective Time (as defined in the Merger Agreement), and the amount of cash available for the cash elections is limited to a maximum of $67,500,000 in the aggregate (the “Cash Amount”). If the Cash Amount is insufficient to accommodate all of the cash elections made by the Issuer’s stockholders, then the stockholders electing to exchange the Issuer’s Shares for cash will be subject to a pro rata reduction in accordance with agreed procedures set forth in the Merger Agreement.

                The Reporting Persons have elected to receive cash consideration in the merger. As described above, the amount of cash and/or stock consideration the Reporting Persons will receive depends upon the elections made by the Issuer’s stockholders and the amount of cash available for distribution. As of this date, the exact amount of cash and/or stock consideration the Reporting Persons will receive is not yet known to the Reporting Persons.

                As of the closing of the merger, Mr. Oberndorf, a Reporting Person hereunder and the Chairman of the Board of Directors of the Issuer prior to the merger, is no longer a director of the surviving entity following the merger.

Page 15 of 17
Item 5.	Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

               (a)-(b)    Upon consummation of the merger on December 8, 2009, as described in Item 4 above, the Reporting Persons ceased to be beneficial owners of any Shares of the Issuer.

               (c)    Except as described in Item 4, to the best of the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in Shares in the past 60 days.

               (d)    Not applicable.

               (e)    Upon consummation of the merger on December 8, 2009, as described in Item 4 above, the Reporting Persons ceased to be beneficial owners of any Shares of the Issuer.

Item 7.	Material to be Filed as Exhibits.

                Item 7 is hereby amended and restated in its entirety as follows:

                Exhibit A - Agreement pursuant to Rule 13d-1(k)

Page 16 of 17

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 10, 2009

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)
EDWARD H. MCDERMOTT (1)
OBERNDORF FAMILY PARTNERS (1)
BILL AND SUSAN OBERNDORF FOUNDATION (1)
WILLIAM AND SUSAN OBERNDORF
TRUST, DATED 10/19/98 (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.
Page 17 of 17

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)